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                                                                   EXHIBIT 3(vi)



                             AMENDMENT TO BYLAWS OF

                          HENRY COUNTY BANCSHARES, INC.

                             DATED DECEMBER 12, 1996

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              AMENDMENT TO BY-LAWS OF HENRY COUNTY BANCSHARES, INC.
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     ARTICLE TWO ENTITLED SHAREHOLDERS' MEETINGS, PARAGRAPH 2.1, is amended by striking the word "fiscal" and substituting in lieu thereof the word "calendar".

     ARTICLE THREE ENTITLED DIRECTORS, PARAGRAPH 3.2, is amended by striking said paragraph in its entirety and substituting in lieu thereof a new Paragraph
3.2 to read as follows:

     3.2  Number of Directors; Conduct of Meetings of Board of Directors. The
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Board of Directors shall consist of not less than five nor more than fifteen directors, each of whom shall each be elected at an annual meeting of the shareholders and to serve until the next succeeding annual meeting and until his successor is elected and qualified, or until his earlier death, resignation or removal. A majority of said directors shall constitute a quorum for the transaction of business. Except as otherwise provided in the Bylaws, all resolution adopted and all business transacted by the Board of Directors shall require the affirmative vote of a majority of the directors present at a meeting at which a quorum is present. The Chairman of the Board or, if the Chairman of the Board is not present and has not delegated such authority and if the President is a director, the President shall preside at meetings of the Board of Directors unless he delegates such authority; or, if the President is not a director or if the person who would otherwise preside under this Section 3.2 is not present at a meeting, the Board of Directors shall select a director as chairman for the meeting.

     ADOPTED, this the 12/th/ day of December, 1996.